1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 8, 2022

VIA EDGAR

Bernard Nolan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 033-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 522

Dear Mr. Nolan:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 522 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI BIC ETF (the “Fund”), a series of the Company.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on November 29, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Company has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2: Please consider disclosing the approximate number or range of index components in the Principal Investment Strategies. In this regard, the Staff notes the Fund’s disclosure on p. 52 of the Statement of Additional Information.

Response: The Company has added the requested disclosure.

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

Securities and Exchange Commission

December 8, 2022

Comment 3: In the discussion of “Index-Related Risk,” there is a sentence that states:

“Errors in index data, index computations or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders.”

Please revise to explain the extent to which this risk is heightened by the fact the Fund seeks to track an underlying index entirely composed of equities of non-U.S. companies in emerging markets (i.e., Brazil, India and China), or explain to the Staff why such disclosure would not be appropriate. The Staff notes that the potential for these errors appears to be greater insofar as information on non-U.S. companies is unreliable or outdated or less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards.

Response: The “Index-Related Risk” risk factor relates to errors in computation and construction of indexes. Risks related to the reliability and completeness of the data to which the index methodology is applied in the context of non-U.S. securities generally (and emerging market securities in particular) are addressed in separate risk factors.

The Company respectfully refers the Staff to the Fund’s existing disclosure in “Risk of Investing in Emerging Markets” in the section of the Prospectus entitled “A Further Discussion of Principal Risks” (emphasis added):

“Companies in many emerging markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the securities in which the Fund invests may be less reliable or complete. Moreover, emerging markets often have less reliable securities valuations and greater risks associated with custody of securities than developed markets. There may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies. The Fund is not actively managed and does not select investments based on investor protection considerations.”

Additionally, the Fund’s existing disclosure in “Non-U.S. Securities Risk” explains that the Fund’s investments in the securities of non-U.S. issuers subject the Fund to an increased risk of loss from, among other factors, “[l]ess availability of public information”, “[w]eaker accounting, disclosure and reporting requirements” and “[l]egal principles relating to corporate governance, directors’ fiduciary duties and liabilities and stockholders’ rights in markets in which the Fund invests may differ from or may not be as extensive or protective as those that apply in the U.S.”

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Securities and Exchange Commission

December 8, 2022

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jonathan Tincher